Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Supplementary Information and Management’s Discussion and Analysis

For the year ended August 31, 2018

This Management’s Discussion and Analysis is prepared as of November 29, 2018

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 29, 2018, and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2018. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2018 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars”, “$” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. The Company uses the U.S. dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

  the timely realization of proceeds from the Share Transaction (as defined below) component of the Maseve Sale Transaction (as defined below);

  2018 share consolidation;

  the timely completion of additional required financings and potential terms thereof;

  the repayment and compliance with the terms of indebtedness;

  any potential exercise by Impala Platinum Holdings Ltd. (“Implats”) of the Purchase and Development Option (as defined below;

  the completion of the Waterberg Definitive Feasibility Study (“DFS”) and approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

  the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

  cash flow, cost estimates and assumptions;

  future events or future performance;

  governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

  developments in South African politics and laws relating to the mining industry;

  anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;

  project economics;

  future metal prices and exchange rates;

  mineral reserve and mineral resource estimates; and

  potential changes in the ownership structures of the Company’s projects.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

  risks relating to the Company’s inability to receive or realize the proceeds of, or possible litigation resulting from the sale of Maseve Investments 11 Proprietary Limited (“Maseve”);

  the Company’s additional financing requirements;

  the inability of the Company to generate sufficient cash flow or raise significant additional capital to make payment on its indebtedness and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

  the LMM Facility (as defined below) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”) under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA, the Waterberg Project (defined below) and the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness;

  the Company’s history of losses;

  the Company’s negative cash flow;

  risks relating to the Company’s ability to continue as a going concern;

  uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

  fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

  volatility in metals prices;

  the failure of the Company or other shareholders to fund their pro-rata share of funding obligations for the Waterberg Project;

  any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) or the former 17.1% shareholder of Maseve, Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide");

  completion of the DFS, which is subject to resource update and economic analysis requirements;

  the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

  the ability of the Company to retain its key management employees and skilled and experienced personnel;

  contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

  conflicts of interest among the Company’s officers and directors;

  any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;

  litigation or other legal or administrative proceedings brought against the Company;

  actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

  the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”);

  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

  property and mineral title risks including defective title to mineral claims or property;

  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

  extreme competition in the mineral exploration industry;

  delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

  the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

  any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the “MPRDA”);

  risks of doing business in South Africa, including but not limited to, labour, economic and political instability, potential changes to and failures to comply with legislation and interruptions or shortages in the supply of electricity or water;

  the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with Mining Charter 2018 (defined below);

  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

  the risk that the Company’s common shares may be delisted and that the Company is required to effect a reverse stock split in order to maintain the listing of the common shares on the NYSE American LLC (“NYSE American”);

  volatility in the price of the common shares;

  possible dilution to holders of common shares upon the exercise or conversion of outstanding stock options, warrants or convertible notes, as applicable; and

  the other risks disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F dated November 29, 2018 (the “Form 20-F”), which was also filed as the Company’s 2018 Annual Information Form dated November 29, 2018 (the “AIF”), and as well as in the documents incorporated by reference therein.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended. Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

On September 27, 2018, the Minister of Mineral Resources announced the implementation of the Broad Based SocioEconomic Empowerment Charter for the South African Mining Industry, 2018 (“Mining Charter 2018”) which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised Black Economic Empowerment (“BEE”) ownership shareholding requirements for mining rights holders. Mining Charter 2018 provides for the publication of 'Implementation Guidelines' by November 27, 2018. This creates greater uncertainty in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Once the Waterberg Project Mining Right is granted, Waterberg JV Co. will have a period of 5 years within which to increase its BEE shareholding to 30%. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs as detailed below, and if so, in what percentages.

A new mining right granted after the coming into effect of Mining Charter 2018 must have a minimum of 30% BEE shareholding, applicable for the duration of the mining right, which must be distributed as to (i) a minimum of 5% non-transferable carried interest to qualifying employees; (ii) a minimum of 5% non-transferrable carried interest to host communities, or a minimum 5% equity equivalent benefit; and (iii) a minimum of 20% effective ownership in the form of shares to a BEE entrepreneur, a minimum of 5% which must preferably be for women.

The equity equivalent benefit relating to communities refers to a 5% equivalent of the issued share capital, at no cost to a trust or similar vehicle set up for the benefit of host communities. The intention behind introducing this alternative is so that communities accessing the benefit of ownership will not be delayed. The host community would receive an economic benefit as if it was the holder of a 5% equity interest.

The carried interest of 5% to each of the community and the employees must be issued to them at no cost and free of encumbrance. The costs to the right holder of such issue can be recovered from the development of the mineral asset.

Mining right holders may claim an equity equivalent offset against a maximum 5% of a BEE Entrepreneur shareholding for beneficiation in accordance with a Department of Mineral Resources (“DMR”) approved Beneficiation Equity Equivalent Plan.

Mining Charter 2018 also sets deadlines by which the BEE shareholding must vest for new rights, namely a minimum of 50% must vest within two thirds of the duration of a mining right; and the prescribed minimum 30% target shall apply for the duration of a mining right.

Existing mining right holder who achieved a minimum of 26% BEE shareholding, or who achieved a 26% BEE shareholding but whose BEE shareholders exited prior to September 27, 2018 will be recognized as BEE ownership compliant for the duration of the mining right, but not for any period of renewal thereof.

A mining right holder will be required to invest in Human Resource Development by paying 5% of the "leviable amount", being the levy payable under the South African Skills Development Act, No. 97 of 1998, (excluding the mandatory statutory skills levy) towards essential skills development activities such as science, technology, engineering, mathematics skills as well as artisans, internships, apprentices, bursaries, literacy and numeracy skills for employees and non-employees (community members), graduate training programmes, research and development of solutions in exploration, mining, processing, technology efficiency (energy and water use in mining), beneficiation as well as environmental conservation and rehabilitation.

Mining right holders must promote economic development through developing and/or nurturing small, medium and micro enterprises and suppliers of mining goods and services. Within 6 months of implementation of Mining Charter 2018, right holders must submit a 5-year plan indicating incremental implementation of inclusive procurement targets.

Holders must spend a minimum of 70% of their total mining goods procurement expenditure (excluding non-discretionary expenditure) on South African Manufactured Goods (with a local content of at least 60%) on procurement from stipulated BEE entities.

Mining right holders may invest in enterprise and supplier development against which they may offset their procurement obligations in accordance with the prescripts laid down in Mining Charter 2018.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

A minimum of 70% of a holder's total research and development budget must be spent on South African based research and development entities, either in the public or private sector and only South African based companies or facilities can be utilized for the analysis of all mineral samples across the mining value chain.

Mining Charter 2018 also provides for minimum employment equity thresholds at various levels of management. These include -

o	Board - a minimum of 50% are Historically Disadvantaged Persons (“HDP's”), 20% of which must be women;

o	Executive Management - a minimum of 50% are HDP's at the executive director level as a percentage of all executive directors proportionally represented, 20% of which must be women;

o	Senior Management - a minimum of 60% are HDP's proportionally represented, 25% of which must be women;

o	Middle Management - a minimum of 60% are HDP's, proportionally represented, 25% of which must be women;

o	Junior Management - a minimum of 70% are HDP's proportionally represented, 30% of which must be women;

o	Employees with disabilities - a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of national or provincial demographics.

Mining right holders must also develop and implement a career progression plan (aligned with its Social and Labour Plan (“SLP”)) consistent with the demographics of South Africa, which plan must provide for (i) career development matrices of each discipline (inclusive of minimum entry requirements and timeframes); (ii) develop individual development plans for employees; (iii) identify a talent pool to be fast tracked in line with needs; and (iv) provide a comprehensive plan with targets, timeframes and how the plan would be implemented.

Mining right holders must meaningfully contribute towards Mine Community Development with “biasness” towards mine communities both in terms of impact as well as in keeping with the principles of the social license to operate. This element, together with the ownership element are ring-fenced and require 100% compliance at all times. In consultation with relevant municipalities, mine communities, traditional authorities and affected stakeholders, mining right holders must identify developmental priorities of mine communities and make provision for such priorities in prescribed and approved SLPs, to be be published in English and one or two other languages commonly used within the mine community. Mining right holders who operate in the same area may collaborate on certain identified projects to maximize the socio-economic development impact in line with SLPs.

Holders must implement 100% of their SLP commitments in any given financial year of the mining right holder. Any amendments and/or variations to commitments set out in SLPs (including budgets) shall require approval in terms of section 102 of the MPRDA, and right holders will be required to consult with mine communities.

Housing and living conditions for mine workers as stipulated in the Housing and Living Conditions Standards, developed in terms of section 100(1)(a) of the MPRDA, including decent and affordable housing, provision for home ownership, provision for social, physical and economic integration of human settlements, secure tenure for the employees in housing institutions, proper health care services, affordable, equitable and sustainable health system and balanced nutrition. Under Mining Charter 2018, holders must submit housing and living conditions plans to be approved by the DMR after consultation with organized labor and the Department of Human Settlement. To provide clear targets and timelines for purposes of implementing the aforesaid housing and living condition principles, the Housing and Living Conditions Standard Guidelines shall be reviewed by the DMR within the near future.

Mining Charter 2018 provides, for the first time, a regime for junior miners who meet the qualifying criteria and grants such companies exemption from certain elements/targets. The regime for junior mining companies is limited to mining right holders who, either through holding a single or multiple mining rights, have a combined annual turnover of less than R150 million.

Mining right holders who have a turn-over of less that R10 million per annum are exempt from the following elements/targets set out in the Mining Charter 2018: Employment Equity Targets (if they have less than 10 employees); Inclusive Procurement Targets; as well as Enterprise and Supplier Development Targets, and are required to only comply with the following elements/targets Ownership element (but undefined as to composition of BEE shareholding); Employment Equity Targets (if they have more than 10 employees); Human Resource Development Targets; and Mine Community Development Targets.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Mining right holders who have a turn-over of between R10 million and R 50 million per annum are required to comply with the following elements/target: Ownership element (but undefined as to composition of BEE shareholding); Human Resource Development Targets; Inclusive Procurement Targets; Employment Equity Targets (at group level); and Mine Community Development Targets. The Company expects that once Waterberg JV Co. becomes a mining right holder it will be required to comply with the above noted elements/targets.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

1.        DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on the exploration and development engineering of a recently discovered deposit area on the Waterberg property (the “Waterberg Project”) located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The project area is comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the “Waterberg JV Project”) and the Waterberg extension project (the “Waterberg Extension Project”).

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats. Implats was also granted an option (the “Purchase and Development Option”) to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the “Implats Transaction”). The Company received $17.2 million for its sale of an 8.6% project interest. See details below.

On November 23, 2017, the Company entered into definitive agreements to sell its rights and interests in Maseve to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares (the “Maseve Sale Transaction”). The Maseve Sale Transaction occurred in two stages. Stage one was completed on April 5, 2018 when RBPlat paid Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine (the “Plant Sale Transaction”). Stage two (the “Share Transaction”) was completed on April 26, 2018 with the release to the Company of 4.87 million RBPlat common shares from escrow, worth approximately $9.1 million at that time. The required cash payment was made on May 29, 2018, funded by the release of Maseve’s R58 million environmental bond, valued at $4.6 million on May 29, 2018.

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of 6 individuals. The Company’s complement of managers, staff, consultants, security and casual workers in South Africa currently consists of approximately 13 individuals, as further described below:

  Including managers and staff there are 9 employees at the Company’s Johannesburg office.

  There are currently 3 individuals active at the Waterberg Project conducting exploration and engineering activities related to completion of the DFS, expected in the first part of 2019. The Waterberg Project is operated by the Company utilizing its own staff and personnel. Contract drilling, geotechnical, engineering and support services are utilized as required. Drilling related to the DFS is now complete, resulting in staff reductions from 26 to 3 individuals.

2.        PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

For more information on mineral properties, see below and Note 6 of the Company’s August 31, 2018 consolidated financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project – Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction whereby Implats:

  Purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the “Initial Purchase”) for $30 million. The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining DFS costs.

  Acquired an option (the “Purchase and Development Option”) whereby upon completion by Waterberg JV Co. and approval by Waterberg JV Co. or Implats of the DFS, and in certain other circumstances, Implats will have a right, generally exercisable for 90 days, to exercise an option to increase its interest to up to 50.01% in Waterberg JV Co. If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million, and earning into the remaining interest by committing to an expenditure of $130.2 million in development work.

  The closing of the exercise of the Purchase and Development Option will be subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days of the completion and approval of the DFS, the salient terms of a financing for development and mining, including a signed financing term sheet from prospective funders, subject to final credit, internal approvals and documentation. If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

  Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg JV Co. and all of the project partners would be required to participate pro-rata. If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option. The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

  If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

  Acquired a right of first refusal to enter into an offtake agreement, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

Waterberg Project – Recent Activities

During the year ended August 31, 2018, approximately $9.1 million was spent at the Waterberg Project for engineering and exploration activities. At year end, $29.4 million in accumulated net costs had been capitalized to the Waterberg Project. Total expenditures on the property since inception are approximately $62 million. From inception to date, the Company has funded both the Company’s and Mnombo’s share of expenditures on the Waterberg Project. At August 31, 2018, Mnombo owed the Company approximately $3.4 million for funding provided.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

On October 25, 2018, the Company reported an updated independent 4E resource estimate for the Waterberg Project. These results confirmed increased confidence in the Waterberg Project. A 2018 drilling program increased confidence in the estimated mineral resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence Measured Category. Mineral resources estimated in the combined Measured and Indicated Categories have increased by 1.46 million 4E ounces to 26.34 million 4E ounces. Inferred mineral resources are estimated at 7.0 million 4E ounces. The aggregate T Zone and F Zone Measured and Indicated resource is comprised of 63% palladium, 29% platinum, 6% gold and 1% rhodium (242.5 Million Tonnes at 3.38 g/t 4E). The T Zone Measured and Indicated mineral resources have increased in grade from 3.88g/t 4E (from the 2016 Pre-Feasibility Study (“PFS”) – see below) to 4.51 g/t 4E in 2018.

All of the preceding was estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade. See tables below.

T-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	3 098 074	1.19	2.09	0.05	0.90	4.23	0.160	0.090	13 105	0.421
Indicated	2.5	18 419 181	1.34	2.31	0.03	0.87	4.55	0.197	0.095	83 807	2.694
M+I	2.5	21 517 255	1.32	2.28	0.03	0.88	4.51	0.192	0.094	96 912	3.116
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84 263	2.709
F-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133 705	4.299

On November 16, 2018 Platinum Group filed a National Instrument 43-101 technical report on the above updated mineral resources entitled “Technical Report On The Mineral Resource Update For The Waterberg Project Located In The Bushveld Igneous Complex, South Africa” (the “October 2018 Waterberg Report”). Technical information in this MD&A regarding the Waterberg Project is derived from the October 2018 Waterberg Report. In addition, a SAMREC 2016 compliant mineral resource statement has been prepared and signed-off by the Independent Geological Qualified Person. The Independent Geological Qualified Person for the October 2018 Waterberg Report and the companion SAMREC Mineral Resource statement is Mr. Charles J Muller, (B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04), CJM Consulting (Pty) Ltd.

Mineral resources in the October 2018 Waterberg Report are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the Independent Qualified Person believes the differences are not material and the standards may be considered the same. Mineral resources that are not Mineral Reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred mineral resources have a high degree of uncertainty. Readers are directed to review the full text of the October 2018 Waterberg Report, available for review under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit area on the Waterberg Project is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 2.5 meters. Drilling will continue in the future at the Waterberg Project and the deposit is still open for expansion. Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Platinum Group is currently working to advance the project to completion of a DFS and a construction decision. Since the October 2016 Waterberg mineral resource estimate was completed, the joint venture, at the direction of its Technical Committee, completed a further 61,394 meters of drilling in 143 new drill holes targeting the T and the F Zones. An additional 125 deflections from the mother holes were also drilled. A total of approximately 26,000 new assay samples were completed along with 5,000 reference samples and quality control blanks.

The true width of the shallow dipping (30° to 35°) mineralized zones at the Waterberg Project are approximately 82% to 87% of the reported interval from the vertical intercepts drilled. For the efficient application of bulk mining methods and for mine planning, vertical intercepts of 3 meters or more are desirable. Increased grade thickness zones associated with minor footwall troughs or bays along the 13 km long layered complex have recently been identified.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

Waterberg JV Co. has applied for a mining right and detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is ongoing. The application for a mining right has been accepted by the DMR. Consultation with stakeholders has been in a positive climate of mutual respect.

Important detailed infrastructure planning has commenced for the Waterberg Project. Detailed hydrological work is now underway to study the possible utilization of known sources for significant volumes of ground water. A recent cooperation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure. Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities. Test drilling of these water basins has commenced. An earlier, well executed work and drilling program conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district. Drilling by Waterberg JV Co. has identified some potable water resources. Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture. Hydrological and mill process specialists are investigating the use of this water as mine process water. In general, ground water resources identified proximal to the Waterberg Project have potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well. Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom. TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MVA line to the project.

The joint venture partners target the completion of the DFS at the end of March, 2019. Planned DFS engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS. DRA Projects SA (Proprietary) Limited was appointed for DFS work on metallurgy, plant design, infrastructure and cost estimation. Stantec Consulting International LLC was appointed for DFS work on underground mining engineering and design and reserve estimation.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Prospecting rights are valid for a period of five years, with one renewal of up to three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions. The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the “2nd Amendment”) whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co. The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017. This transaction was considered a taxable item in South Africa, that was offset with other tax deductible losses and utilization of unrecognized taxable losses. Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, all of which had been contributed by JOGMEC at the end of fiscal 2017. As of August 31, 2018 all of the JOGMEC contribution had been spent on project expenditures. The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option. Further details on this transaction can be found above. The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd (“HANWA”) to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC’s public tender held on February 23, 2018. As described in JOGMEC’s press release, JOGMEC and HANWA will start negotiations on the terms of the transfer of interest to HANWA, including, with a successful negotiation, HANWA securing the right to a supply of certain metals produced at the Waterberg Project.

NON-MATERIAL MINERAL PROPERTY INTERESTS

As described above, the Company completed the Maseve Sale Transaction. The Maseve Mine was on care and maintenance up to the time it was sold on April 26, 2018. More details on this transaction are below.

Maseve Mine

Maseve – Sale to Royal Bafokeng Platinum

On September 6, 2017, the Company entered into a term sheet detailing the Maseve Sale Transaction to sell all rights and interests in Maseve to RBPlat in a transaction valued on September 6, 2017 at approximately $74.0 million, payable as $62.0 million in cash and $12.0 million in RBPlat common shares. Later, on November 23, 2017, definitive legal agreements were executed. The Maseve Sale Transaction occurred in two stages:

  Pursuant to the terms of the stage one Plant Sale Transaction, on April 5, 2018, RBPlat completed payments to Maseve for the Rand equivalent of $58 million to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water. Proceeds from the Plant Sale Transaction received by Maseve on April 5, 2018 were remitted to the Company’s South African subsidiary, PTM RSA, in partial settlement of loans due to PTM RSA, and then remitted by PTM RSA on April 10, 2018 to repay the Sprott Facility (as defined below) in full and to partially repay the LMM Facility. After completion of Plant Sale Transaction on April 5, 2018, Maseve retained ownership of the mining right, underground development and equipment, power and water rights as well as certain surface rights and improvements in respect of the Maseve Mine.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

  Pursuant to the stage two Share Transaction, on April 26, 2018, RBPlat released 4.87 million RBPlat common shares from escrow to PTM RSA and Africa Wide, worth approximately $9.1 million at that time. The required cash payment was made to PTM RSA on May 29, 2018, funded by the release of Maseve’s Rand 58 million environmental bond, valued at $4.6 million on May 29, 2018. The Company’s 4.52 million RBPlat common shares received were all held in a broker account at August 31, 2018, pending future disposition and payment of proceeds to LMM.

Conditions precedent to the Plant Sale Transaction were fulfilled on February 14, 2018. A deposit amount in escrow of R41.37 million (approximately $3.5 million) (the “Deposit”) was released to the Company on March 14, 2018. An amount of Rand 1.29 million ($107,755) from the release of the Deposit was paid to reduce outstanding indebtedness to the Sprott Lenders and the balance was used to settle outstanding contractor claims in South Africa.

The final Plant Sale Transaction cash payment of R646.74 million (the “Final Payment”) was received by the Company in South Africa coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlat on April 5, 2018. The Rand amount received was the product of $58 million at a quoted USD to Rand exchange rate of 11.92 on April 5, 2018 less the Deposit amount in Rand. Upon receipt of Rand Proceeds of 646.74 million in Canada on April 9, 2018 the Final Payment was exchanged from Rand into $53.3 million at a rate of 12.1341. Later, on April 10, 2018 the Company received a foreign exchange rate variance amount of Rand 3.26 million from RBPlat (the “FX Amount”), which was exchanged for $270,000 and remitted to LMM.

Please see Risk Factors below for a description of legal action brought against the Company by Africa Wide in regards to the above transaction.

In summary, the Company utilized approximately $46.98 million from the Final Payment to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, a bridge loan of $5.0 million (the “Bridge Loan”) and all accrued and unpaid interest and fees due of approximately $1.98 million. The Company then paid approximately $6.32 million from the Final Payment and the $270,000 FX Amount against the LMM Facility. From stage two proceeds a further $4.6 million was paid against the LMM Facility. Future proceeds from the planned sale of the Company’s RBPlat common shares received in stage two will also be forwarded as a repayment against the LMM Facility.

3.        DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)        Liquidity, Capital Resources and Going Concern

Recent Equity Financings

On May 15, 2018, the Company announced the closing of a private placement of 15,090,999 units at a price of $0.15 per unit for gross proceeds of $2.3 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. The private placement was the initial strategic investment of Hosken Consolidated Investments Limited (“HCI”) into the Company. HCI also acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest (including the public offering outlined below). Accordingly, the Company has appointed HCI’s nominee, Mr. John Anthony Copelyn, B.A. Hons, B.Proc., Chief Executive Officer of HCI, to its board of directors.

On May 15, 2018, the Company also closed a marketed offering of 117,453,862 units, including 3,453,862 units issued pursuant to an over-allotment option granted to the underwriters, at a price of $0.15 per unit for gross proceeds of $17.62 million. Each unit consisted of one common share and one common share purchase warrant with each common share purchase warrant allowing the holder to purchase one further common share of the Company at a price of $0.17 per share until November 15, 2019. HCI subscribed for 24,909,000 units of this public offering. As of November 29, 2018, 225,000 warrants had been exercised resulting in gross proceeds of $38,250 to the Company.

The following is a reconciliation for the use of proceeds from the May 15, 2018 private placement and the May 15, 2018 offering:

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Use of Proceeds	May 15, 2018 private placement	May 15, 2018 offering	Aggregate Amount	Actual to August 31, 2018
Debt repayment towards the LMM Facility and production payment termination fees due to LMM	$1,366	$10,364	$12,000	$12,000
General corporate purposes	$898	$6,984	$7,882	$4,865
TOTAL	$2,264	$17,618	$19,882	$16,865

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the “Notes”). The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted. An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company’s election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission. After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares. The initial conversion rate of the Notes is 1,001.1112 common shares per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company’s common shares of $0.8686 per share on June 27, 2017. The conversion rate will be subject to adjustment upon the occurrence of certain events. If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a “group” to become, directly or indirectly, a “beneficial owner” (as defined in the indenture governing the Notes (the “Indenture”)) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a “beneficial owner” of more than 4.9% of the common shares outstanding at such time. In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017.

Prior to July 1, 2018, the Company was not able to redeem the Notes, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. On or after July 1, 2018 and before July 1, 2019, the Company shall have the right to redeem all or part of the Notes at a price, payable in cash, of 110.3125% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; on or after July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company’s existing and future senior indebtedness pursuant to the Indenture. The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture. The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and ongoing care and maintenance of the Maseve Mine.

In accordance with the foregoing, effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Also, effective July 1, 2018 the Company issued 7,579,243 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Notes. The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5% .

Sprott Facility

On February 13, 2015, the Company entered into a secured credit agreement with a syndicate of lenders (the “Sprott Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a senior secured loan facility (the “Sprott Facility”) of up to $40 million. On November 20, 2015, the Company drew down $40 million under the Sprott Facility. The Sprott Facility was amended, or amended and restated, as applicable, on November 19, 2015, May 3, 2016, September 19, 2016, October 11, 2016, January 13, 2017, April 13, 2017, June 13, 2017, September 25, 2017 and February 12, 2018. Interest was compounded and payable monthly at an interest rate of LIBOR plus 8.5% . The Sprott Lenders had a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares PTM RSA holds in Waterberg JV Co. The Sprott Facility was also guaranteed by PTM RSA.

On December 22, 2017 and January 23, 2018, separate advances were made pursuant to which the Sprott Lenders advanced to the Company, in the aggregate the $5.0 million Bridge Loan. The Bridge Loan was subject to the same security provisions, interest rate, and covenants as the Sprott Facility, as amended. In consideration for the Bridge Loan the Sprott Lenders were paid a fee of $250,000 on December 22, 2017.

On April 10, 2018 the Company utilized approximately $46.98 million from the Final Payment of the Plant Sale Transaction to repay all remaining indebtedness under the Sprott Facility, consisting of the outstanding principal amount of $40.0 million, the Bridge Loan of $5.0 million and all accrued and unpaid interest and fees due of approximately $1.98 million.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, which was later amended, or amended and restated, as applicable on May 3, 2016, September 19, 2016, January 13, 2017, April 13, 2017, June 13, 2017, June 23, 2017, October 30, 2017, February 12, 2018, May 1, 2018 and May 11, 2018 (collectively, the “LMM Credit Agreement”), with LMM. The interest rate on the LMM Facility is LIBOR plus 9.5% .

After the May 11, 2018 amendments to the LMM Facility the Company was required to (i) raise a minimum of $15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018, (ii) apply the first $12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018, and (iii) not otherwise be in default under the LMM Facility. The Company met all of these conditions and as a result: (a) the LMM Facility maturity date was extended to October 31, 2019, (b) a previous requirement to raise a further $20 million in subordinated debt and/or common shares before July 31, 2018 was eliminated, and (c) interest will continue to accrue and be capitalized until the maturity date. The Company will also be required to pay against any amounts due pursuant to the LMM Facility, 50% of any financings in excess of $500,000 of subordinated debt, common shares and/or securities convertible into common shares as well as 50% of the proceeds upon the exercise of common share purchase warrants.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

In April and May, 2018 a total of $23.1 million of the amount owed to Liberty was paid, consisting of $11.1 million from proceeds of the Maseve Sale Transaction and $12.0 million from the Required Financing (see “Recent Equity Financings” at item 3. A above for details). After the production payment termination fee ($15 million) was paid the remaining $8.1 million was applied against the LMM Facility and accrued interest. As at August 31, 2018 $46.5 million was owed to Liberty on the loan facility principal and accrued interest. Proceeds from the sale of the Company’s RBPlat shares received in stage two of the Maseve Sale Transaction will be applied against the amount owed to Liberty when the shares are sold in the coming months. At the August 31, 2018 closing share price and exchange rate the Company’s 4.52 million RBPlat common shares had a market value of approximately $7.1 million. At the closing Johannesburg Stock Exchange share price and currency exchange rate on November 28, 2018 the Company’s 4.52 million RBPlat common shares had a market value of approximately $8.78 million.

Effective April 10, 2018, after repayment of the Sprott Facility, LMM has a first priority lien on: (i) the issued shares of PTM RSA held by the Company (and such other claims and rights described in the applicable pledge agreement); (ii) all present and after-acquired personal property of the Company; and (iii) the shares held by PTM RSA in Waterberg JV Co. The LMM Facility is also guaranteed by PTM RSA.

Bank Advisory Fees

For several years BMO Nesbitt Burns Inc. (“BMO”) and Macquarie Capital Markets Canada Ltd. (“Macquarie”) have both provided strategic advisory services to the Company under a formal engagement. Pursuant to the Maseve Sale Transaction and the Impala Transaction, BMO and Macquarie earned fees in aggregate of approximately $3.8 million. In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Initial Purchase of the Impala Transaction. In October 2017, the Company also agreed with BMO and Macquarie to pay them an aggregate balance of approximately $2.8 million for their strategic advisory fees earned, as soon as practicable following the repayment of both the Sprott Facility and the LMM Facility.

Going Concern

The Company currently has limited financial resources. The Company has now completed the sale of the Maseve Mine and Implats has completed a strategic acquisition of a 15.0% interest in the Waterberg Project, with 8.6% of that interest having been acquired from the Company for $17.2 million pursuant to the Initial Purchase. Along with the net proceeds from unit offerings completed by the Company in May, 2018, the Company has fully repaid the Sprott Facility and has paid $23.1 million towards the LMM Facility. At August 31, 2018, $46.5 million was still owed on the LMM Facility. This amount owed will be further reduced when the proceeds from the sale of marketable securities the Company is holding are realized. The remaining debt under the LMM Facility, including all principal and accrued interest, matures on October 31, 2019. Additional payments/interest (which can be paid with shares of the Company) are due on the Notes. The Company has no sources of operating income at present. The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships. Management believes the Company will be able to secure further funding as required. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due.

Contractual Obligations

The following table discloses the Company’s contractual obligations as at August 31, 2018: (in thousands of dollars)

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Payments Due By Year
	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease Obligations	$485	$403	$-	$-	$888
Contractor payments	3,552	-	-	-	3,552
Convertible Note[1]	1,474	2,949	21,464	-	25,887
LMM Facility	-	54,746	-	-	54,746
Totals	$5,511	$58,098	$21,464	$-	$85,073

1The Convertible Note and related interest can be settled at the Company’s discretion in cash or common shares of the Company.

Accounts Receivable and Payable

Accounts receivable at August 31, 2018 totaled $0.9 million (August 31, 2017 - $2.1 million) being comprised mainly of South African value added taxes refundable. Accounts payable and accrued liabilities at August 31, 2018, totaled $2.9 million (August 31, 2017 - $16.4 million) with the reduction due to the payment of accounts payable from Maseve.

B)        Results of Operations

Year Ended August 31, 2018

For the year ended August 31, 2018, the Company had a net loss of $41.0 million (August 31, 2017 – net loss of $590 million). This difference is predominantly due to the impairment recognized at Maseve of $280 million in the previous comparable year. During the current year the Company also recognized Maseve closure and maintenance costs of $14.4 million as well as effective interest of $18.4 million (from the Company’s debt and Notes) whereas in the previous comparable year all costs related to Maseve as well as interest from debt directly attributable to Maseve was capitalized to the project. Other items include a foreign exchange loss of $4.1 million (August 31, 2017 - $4.6 million gain) due to the U.S. Dollar increasing in value relative to the parent company’s functional currency of the Canadian Dollar. During the current year a gain on the value of financial instruments of $3.7 million was recognized due to a decrease in the value of the embedded derivatives in the Notes. The currency translation adjustment recognized in the year is a gain of $6.4 million (August 31, 2017 - $59 million gain) due to the U.S. Dollar increasing in value relative to the Rand in both fiscal 2018 and 2017. Also during the current year, a currency translation gain of $15.5 million was adjusted with an equity entry relating to the tax deductible effects of foreign exchange losses in the subsidiary that are reclassified to currency translation adjustment at a group level.

Three-Month Period Ended August 31, 2018

For the quarter ended August 31, 2018, the Company had a net loss of $3.4 million (August 31, 2017 – net loss of $304 million). This difference is predominantly due to an impairment in Maseve of $309 million in the previous comparable period. In the current period, effective interest of $3.5 million (from the Company’s debt and Notes) were recognized whereas interest was capitalized in the previous comparable period. In the current period, a foreign exchange loss of $3.5 million was recognized (August 31, 2017 $6.3 million gain) due to the increase (decrease) respectively in the value of the U.S. Dollar relative to the Canadian Dollar during the three month period ended August 31, 2018. The currency translation loss was further adjusted with an equity entry relating to the tax deductible effects of foreign exchange losses in the subsidiary that is reclassified to currency translation adjustment at group level.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)

Quarter ended	Aug. 31,	May 31,	Feb.28,	Nov. 30,
	2018	2018	2018	2017
Net finance income(1)	$234	$153	$223	$129
Net loss(2)	(3,419)	(10,721)	(14,440)	(12,444)
Basic loss per share(3)	(0.01)	(0.06)	(0.09)	(0.08)

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Total assets(4)	41,849	44,250	105,433	99,625
Quarter ended	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2017	2017	2017	2016
Net finance income(1)	$233	$180	$349	$300
Net loss(2)	(303,783)	(227,850)	(56,288)	(2,450)
Basic loss per share(3)	(2.05)	(1.37)	(0.39)	(0.03)
Total assets(4)	100,528	364,872	587,326	576,842

Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net loss by quarter is affected by the timing and recognition of large non-cash items. In the quarters ended August 31, 2017, May 31, 2017 and February 28, 2017 impairment charges of $309 million, $152 million and $55 million respectively were recognized relating to the Maseve Mine. In the quarter ended February 28, 2017 there were share-based compensation expenses. Net loss can also be impacted by the value of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company has in the past held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2018, May 31, 2017, February 28, 2017 and November 30, 2016 the Company’s assets increased compared to prior periods as a result of equity or unit offerings.

Annual Financial Information

(In thousands of dollars, except for share data)

	Year ended August 31, 2018	Year ended August 31, 2017	Year ended August 31, 2016
Interest Income	$739(1)	$1,062(1)	$1,133(1)
Net loss	$41,024(2)	$590,317(2)	$36,651(2)
Basic loss per share	$0.20(3)	$4.30(3)	$0.26(3)
Diluted loss per share	$0.20(3)	$4.30(3)	$0.26(3)
Total assets	$41,849	$100,528	$519,858
Long term debt	$42,291	$43,821	$54,586
Convertible debt	$14,853	$17,225	Nil
Dividends	Nil	Nil	Nil

Notes:
1)The Company’s only significant source of income during the years ending August 31, 2016 to 2018 was interest income from interest bearing accounts held by the Company.
2)Net loss is affected in 2016 and 2017 by an impairment recognized on the Maeve Mine and the impairment of the Maseve Mine when it was held as an asset held for sale.
3)Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contract to issue common share were exercised or converted to common shares. In periods where a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On January 26, 2016 the Company announced that effective January 28, 2016 its commons shares would be consolidated on a the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the 2016 ten to one consolidation.

4.        Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

5.        Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.	During the year ended August 31, 2018 $184 ($235 – August 31, 2017) was paid or accrued to independent directors for directors’ fees and services.

ii.

During the year ended August 31, 2018, the Company accrued or received payments of $56 ($55 – August 31, 2017) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for accounting and administrative services. Amounts receivable at the end of the year include an amount of $41 ($28 – August 31, 2017) due from West Kirkland.

iii.

On May 15, 2018 the Company closed a private placement for 15,090,999 units HCI. Also on May 15, 2018, HCI participated for an additional 24,909,000 units in the Company’s separate public offering. See “Recent Equity Financings” at item 3. A above for more details. By way of the private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest. As of July 5, 2018, including shares purchased on the open market, HCI owned approximately 15.07% of the Company’s outstanding common shares. HCI was not a Related Party at the time of the private placement but became such as a result of said private placement.

iv.

During fiscal 2016 the Company entered into a loan facility agreement with its largest shareholder at the time, LMM. The loan was negotiated and entered into at commercial terms. LMM presently remains one of the Company’s largest shareholders. Please see Liquidity, Capital Resources and Going Concern section above for further details on the current terms of the LMM Facility.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Key Management Compensation

The remuneration the CFO, CEO, COO and other key management personnel and the directors during the years ended August 31, 2018 to 2016 is as follows:

(in thousands of dollars)

Year ended	August 31, 2018	August 31, 2017	August 31, 2016
Salaries	$963	$1,093	$1,274
Directors fees	184	235	235
Share-based payments – management	13	396	72
Share-based payments - directors	12	504	61
Total	$1,172	$2,228	$1,642

6.        Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7.        Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2018 there were 291,034,110 common shares outstanding, 132,544,861 warrants outstanding (exercise price US$0.17) and 3,085,500 incentive stock options outstanding at exercise prices of C$2.00 to C$13.00. At July 16, 2018, the Company had 291,034,110 common shares outstanding. Subsequent to year end, 225,000 share purchase warrants were exercised resulting in gross proceeds of $38,250 to the Company. During the year the Company made no changes to the exercise price of outstanding options. Outstanding options were adjusted to conform with the Company’s announced consolidation of its common shares effective January 2016.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

NYSE American Notice of Noncompliance

On April 10, 2018, the Company received a letter from the NYSE American stating that the Company is not in compliance with the continued listing standards set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”) because the Company has reported stockholders’ (deficit) equity of $(4.6) million as of November 30, 2017 and net losses in its five most recent fiscal years ended August 31, 2017. In order to maintain its listing, the Company submitted a plan of compliance on May 10, 2018 addressing how it intends to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide by October 10, 2019.

On May 23, 2018 the Company received a letter from NYSE American stating that it is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the Company Guide due to the low selling price of the Company’s common shares. In order to maintain its listing, the Company must demonstrate sustained price improvement within a reasonable period of time, which the NYSE American has determined to be no later than November 23, 2018, or the Company must effect a reverse stock split of the Company’s common shares by November 23, 2018.

On June 21, 2018 the NYSE American notified the Company that it had accepted the Company’s plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide.

On November 20, 2018, pursuant to the requirements of the NYSE American as described above, the Company announced that effective December 13, 2018 its common shares would be consolidated by way of a reverse stock split on the basis of one new share for ten old shares (1:10). Information regarding the issued and outstanding common shares, options and weighted average number and per share information in this MD&A has not been retrospectively restated to reflect the ten to one consolidation.

The Company is not currently in compliance with NYSE American listing standards, but its listing is being continued pursuant to an exception. The Company will be subject to periodic review by Exchange staff during the extension period. If the Company is not in compliance with the Company Guide by the applicable deadlines or if the Company does not make progress consistent with the plan during the plan period, Exchange staff will initiate delisting proceedings as appropriate. Subsequent to the completion of the ten to one reverse stock split in December, 2018 as described above, the Company believes it will be in compliance with NYSE American listing standards.

8.        Risk Factors

The Company is subject to a number or risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.

In September 2018, the Company reported that it was in receipt of a summons issued by Africa Wide whereby Africa Wide had instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Sale Transaction. Africa Wide is seeking, at this very late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction. Africa Wide held a 17.1% interest in Maseve prior to the Maseve Sale Transaction. RBPlat consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings. The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in the Form 20-F, which was also filed as the Company’s form of AIF, and as well as in the documents incorporated by reference therein. The Form-20F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

9.        Outlook

The Company’s key business objective is to advance the Waterberg Project to completion of a DFS and a construction decision. Under the terms of the Implats Transaction a DFS budget of $10.0 million was established by Waterberg JV Co. and the Company set aside an amount of $5.0 million from its proceeds of the Initial Purchase toward its share of DFS costs. Drilling to increase the confidence in certain areas of the known mineral resource to the Measured category was completed in May 2018 and an updated resource estimate for use in the DFS was published on October 25, 2018.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Results from the updated October 2016 Waterberg resource estimate were aligned with previous expectations, with 6.26 million 4E ounces now recognized in the higher confidence Measured category. Mineral resources estimated in the combined Measured and Indicated categories increased by 1.46 million 4E ounces to 26.34 million 4E ounces (242.5 million tonnes at 3.38 g/t 4E comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium). Inferred mineral resources are estimated at 7.0 million 4E ounces (66.67 million tonnes at 3.26 g/t 4E). The T zone Measured and Indicated mineral resources have increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018. All of the preceding was estimated at a 2.5 g/t 4E cut-off grade, which is the preferred scenario for the project. Please refer to the October 2018 Waterberg Report for additional information regarding the updated mineral resource estimate.

To August 31, 2018 approximately $6.3 million has been spent on the DFS. Engagement with utilities and the local municipality for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming DFS.

Waterberg JV Co. filed a mining right application on September 4, 2018 based substantially on the results of the October 2016 Waterberg Report. The mining right application was accepted by the DMR on October 10, 2018.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company’s immediate and medium-term plans. Market interest in palladium has recently been increasing. The Company believes that the transaction with Implats provides an endorsement of the Waterberg Project and a mine to market roadmap. The Company continues to review and assess corporate and asset level strategic alternatives with advisors.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the Form 20-F, which was also filed as the AIF.

10.        Critical Accounting Estimates

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in Note 3 of the Company’s audited consolidated financial statements for the year ended August 31, 2018.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2018

Assumption of control of Mnombo for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share. Currently there are no other sources of funding known to be available to Mnombo. If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts. Amounts recognized in other comprehensive income would be transferred directly to retained earnings. If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control. Although the Company controls Mnombo for accounting purposes, it does not have full knowledge of Mnombo’s other shareholders activities.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

11.        Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the year ended August 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

12.        Other Information

Additional information relating to the Company for the year ended August 31, 2018 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2018 together with the notes thereto as well as the Form 20-F, which was also filed as the Company’s form of AIF.

13.        List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters
John Copelyn